Exhibit 2.2
EXECUTION VERSION

Amendment No. 1
to
Agreement and Plan of Merger

This Amendment No. 1 to Agreement and Plan of Merger (this “Amendment”) is made as of June 22, 2011 by and among RadiSys Corporation, an Oregon corporation, RadiSys Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser, Continuous Computing Corporation, a Delaware corporation, and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative of and agent for and on behalf of the Effective Time Holders. Undefined capitalized terms have the meanings set forth in the Merger Agreement (defined below).
Preliminary Statements
A.    The Parties previously entered into that certain Agreement and Plan of Merger dated May 2, 2011 (the “Merger Agreement”).
B.    The Parties desire to amend the Merger Agreement to allow for modification of the Merger Consideration payment procedures in order to comply with applicable foreign Law or to reduce Taxes to which certain non-U.S. resident Effective Time Holders may be subject.
AGREEMENT
Intending to be legally bound and in consideration of the mutual provisions set forth in this Amendment and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
Section 1.    Amendments. The Merger Agreement shall be amended as follows:
(a)    Section 3.2 of the Merger Agreement is hereby amended by inserting the following new Sections 3.2(d), (e) and (f) in appropriate sequential order:
“(d)    Notwithstanding anything in this Agreement to the contrary, including Sections 1.1, 2.2(c)(ii), 3.2(a), 3.3 and 3.7(b), the Purchaser may, in consultation with the Company, elect to take or cause to be taken all or any combination of the following actions in lieu of complying with any other inconsistent terms of this Agreement:
(i)     not issue or cause to be issued Purchaser Shares to any non-U.S. holders of Vested Options in respect of Vested Options held by them, provided that the Purchaser (A) determines that issuing Purchaser Shares to such holders may violate applicable Law, (B) increases the amount of cash payable as part of the Merger Consideration to each such holder in an amount equal to the product of (1) the volume weighted average price per share of the Purchaser Shares on the NASDAQ Global Select Market (or such other exchange on which the Purchaser Shares are then trading) for the 10 trading day period ending five trading days immediately preceding (x) the Effective Time, with respect to any Stock Merger Consideration (other than Escrow Shares), (y) the date on which the Escrow Agent would otherwise be required under the Escrow Agreement to distribute the Purchaser Shares that the Purchaser elected not to be issued, with respect to Escrow Shares, and (z) the date of issuance, with respect to any Purchaser Shares that would be issuable pursuant to Section 3.7(b), and (2) the number of Purchaser Shares that the Purchaser elected not to issue, or cause to be issued, to such holder pursuant to this clause (i), (C) deposits the aggregate amount of such increased cash payable as part of the Merger Consideration either, as applicable, (1) with respect to any cash payable in lieu of the Stock Merger Consideration, with the Exchange Agent simultaneously with the Purchaser's deposit of other Closing Cash Consideration with the Exchange Agent on or prior to the Closing Date, (2) with respect to any cash payable in lieu of the Purchaser Shares that would be issuable pursuant to Section 3.7(b), with the Exchange Agent simultaneously with the Purchaser's deposit of other Earn-Out Consideration with the Exchange Agent, and (3) with respect to any cash payable in lieu of Escrow Shares, with the Escrow Agent, and (D) subject to the exchange procedures set forth in Section 3.3, causes the Exchange Agent to pay such additional cash to such holders simultaneously with the Exchange Agent's other contemporaneous distributions to Effective Time Holders; provided further that, if the Purchaser elects to deposit cash with the Escrow Agent for purposes of subsequent distribution by the Escrow Agent to the Exchange Agent for the benefit of the holders of Vested Options, then the Escrow Agent will return to the Purchaser the number of Purchaser Shares that the Purchaser elected not to be issued in connection therewith; and
(ii)     not deposit with the Exchange Agent a portion of the Merger Consideration that would otherwise be distributable by the Exchange Agent to non-U.S. holders of Vested Options and not cause the Exchange Agent to distribute such portion of the Merger Consideration to the applicable holders of Vested Options, in each case to the extent the Purchaser (A) determines, in consultation with the Company, that (1) (x) such holders may otherwise be directly or indirectly subject to additional Tax on or in respect of such Merger Consideration as a result of distributing the Merger Consideration through the Exchange Agent, and (y) by comparison to the potential Tax described in the foregoing clause (x), such holders may be subject to less Tax on or in respect of such Merger Consideration as a result of the Purchaser's distribution of such Merger Consideration directly to such holder, or (2) applicable Law may otherwise be violated and (B) within two Business Days after the Exchange Agent's notification to the Purchaser that it has received duly executed Transmittal Documentation from such holder and of the requisite payment or issuance instructions (as set forth in the applicable Transmittal Documentation), pays or issues the applicable portion of such withheld Merger Consideration directly to each such holder in accordance with such holder's instructions in the Transmittal Documentation.
(e)    If the Purchaser elects to take or cause to be taken any actions specified in Section 3.2(d), notwithstanding anything in this Agreement to the contrary:
(i)     the provisions governing the form of Merger Consideration in Section 3.2(a) and the payment method of Merger Consideration in Sections 3.3(a)(ii) and (iii) and each other provision of this Agreement setting forth the rights of the affected holders of Vested Options to receive Merger Consideration of a particular form or payment or distribution in a particular manner are hereby deemed to be amended to the extent required to give effect to the Purchaser's election under Section 3.2(d); and
(ii)    except as expressly set forth in Section 3.2(d) with respect to affected non-U.S. holders of Vested Options, any change in the aggregate cash or Purchaser Shares deposited, paid or issued by the Purchaser pursuant to Section 3.2(d)(i) shall not in any way have any effect on any Effective Time Holders' rights to Merger Consideration set forth in this Agreement, including by application of any calculations contained in Section 1.1.
(f)    Notwithstanding anything in this Agreement to the contrary, including Section 3.2(a), any cash payable to non-U.S. holders of Vested Options in respect of Vested Options pursuant to this Agreement and the Escrow Agreement may be paid in such manner and at such reasonable time as determined by the Purchaser in consultation with the Company to be necessary to comply with applicable Law.”
(b)    Each of Exhibit B and Exhibit C to the Merger Agreement is hereby deleted in its entirety and replaced with Exhibit B and Exhibit C, respectively, to this Amendment.
Section 2.    Miscellaneous.
(a)    Upon effectiveness of this amendment, each reference in the Merger Agreement to “this Agreement”, “hereunder,” “hereof” or words of like import referring to the Merger Agreement, and each reference in any Ancillary Agreement to the Merger Agreement, “thereunder”, “thereof” or words of like import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended hereby. Except as specifically amended above, each of the Merger Agreement and each Ancillary Agreement that was in effect immediately prior to the execution hereof is and shall continue to be in full force and effect and is in all respects ratified and confirmed. The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any party under any of the Merger Agreement and the Ancillary Agreements.
(b)    The provisions of Sections 1.3 (Construction), 11.7 (Severability), 11.9 (Interpretation), 11.10 (Governing Law) and 11.15 (Counterparts) of the Merger Agreement are hereby incorporated into this Amendment, mutatis mutandis, as if references to “this Agreement” in the Merger Agreement were references to “this Amendment” in this Amendment.
(Signature page follows)

This Amendment No. 1 to Merger Agreement is entered into as of the date and year first above written.

RADISYS CORPORATION

By: Brian Bronson
Name: /s/ Brian Bronson
Title: Chief Financial Officer

RADISYS HOLDINGS, INC.

By: Brian Bronson
Name: /s/ Brian Bronson
Title: Director

CONTINUOUS COMPUTING CORPORATION

By: Michel Dagenais
Name: /s/ Michel Dagenais
Title: President and Chief Executive Officer

SHAREHOLDER REPRESENTATIVE SERVICES LLC,
Solely in its capacity as the Holder Representative

By: /s/ Paul Koenig
Name: Paul Koenig

Title: Managing Director

EXHIBIT B
Form of Escrow Agreement

EXHIBIT C
Form of Transmittal Letter